Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or type responses)

1. Name and Address of Reporting Person* Coombs, Robert (Last) (First) (Middle) 2859 Paces Ferry Road, Suite #2000 (Street) Atlanta GA 30339 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 02/27/01	4. Issuer Name and Ticker or Trading Symbol Interface, Inc. (IFSIA)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give ___ Other (specify title below) below) Vice President		6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
	1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
	Class B Common Stock	500	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  If the Form is filed by more than one person, see Instruction 5(b)(v).

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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	(1)	3/24/07	Class A or Class B Common Stock	16,000 (2)	$11.5600	D
Employee Stock Option (Right to Buy)	(3)	3/2/09	Class A or Class B Common Stock	15,000	$8.8750	D
Employee Stock Option (Right to Buy)	(4)	1/4/10	Class A or Class B Common Stock	15,000	$4.8175	D

Explanation of Responses:
(1)	The option vests and becomes exercisable at the rate of 20% per year; the first increment became exercisable on 3/24/98.
(2)	The original grant was 20,000 shares. The reporting person exercised an option to purchase 4,000 shares.
(3)	The option vests and becomes exercisable at a rate of 20% per year. The first increment became exercisable on 3/2/00.
(4)	The option vests and becomes exercisable at the rate of 20% per year. The first increment became exercisable on 1/4/01.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Robert Coombs Robert Coombs	2/28/01 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
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